[Ramtron International Corporation Letterhead]

July 3, 2012

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ramtron International Corporation
Form 10-K for the Year Ended December 31, 2011, Filed March 7, 2012
Form 8-K Dated April 19, 2012, Filed April 19, 2012
File No. 000-17739

Dear Mr. Vaughn:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 21, 2012 (the “Comment Letter”) from you, addressed to Eric A. Balzer, Chief Executive Officer of Ramtron International Corporation (the “Company” or “Ramtron”) with respect to the Company’s Form 10-K filed with the Commission on March 7, 2012, and the Company’s Form 8-K filed with the Commission on April 19, 2012.

The responses in this letter are keyed to the corresponding items in the Comment Letter. Unless otherwise indicated, terms used but not defined herein shall have the same meanings as set forth in the Form 10-K or Form 8-K as referenced.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis, page 21

- Critical Accounting Policies, page 21

1.	We note your disclosures here related to your valuation of inventory. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as “future demand” for purposes of your inventory valuation analysis. Discuss how you arrived at your estimates for projected future demand, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past.

Mr. Kevin L. Vaughn

Securities and Exchange Commission

July 3, 2012

Response: We will enhance our disclosure to discuss in more detail how we develop our assumptions for purposes of our inventory valuation analysis. In regards to our discussion of “future demand”, the following is an explanation of this assumption and will be included, as appropriate and applicable, in our future filings:

Our forecasts, including forecasts for future demand, are developed using a bottom-up approach with input from our field sales force and supply chain management teams. These forecasts, coupled with our backlog, are then compared to our inventory levels. Any excess is included in our inventory allowance reserve, which was $626,000, and $700,000, at March 31, 2012 and December 31, 2011, respectively.

In recent periods, estimates of future demand have been difficult to determine due to the supply constraints we experienced when our previous wafer foundry notified us that they would no longer produce wafers for us. We underestimated demand, as well as the amount of time it would take to establish a new wafer foundry for production. This situation forced us to put customers on allocation. As a result of this allocation, some customers increased order quantities beyond their actual needs at the time. As we began to fill those orders, many customers then extended their required shipment dates, which put further strain on our inventory levels. We have since revised our policy and require customers to give a 60-day notice when revising shipment dates, which is the industry standard.

- Liquidity and Capital Resources, page 26

2.	Further to the above, we note from page 32 that you increased your inventory levels by 422% from December 31, 2010 to December 31, 2011 and that you have classified some of your inventory as long-term at December 31, 2011 and March 31, 2012. We note your disclosures on page 27 explaining your increase in inventory. Please explain to us in more detail how you have evaluated inventory, including your long-term inventory, for recoverability as of December 31, 2011 and March 31, 2012, respectively. Explain why you believe the full amount of inventory recorded at these dates is recoverable.

Response: We are a fabless semiconductor company and classify the wafers we purchase from our wafer foundries as work in process (WIP) inventory. Our WIP is approximately 75% of our total inventory and each wafer is the basis of up to 12 different end products (finished goods). Thus, when we compare our inventory to our forecast, we focus on the product family level as opposed to specific end products. Since each wafer can produce many different products and are tested for failures when we receive them, we have little exposure to obsolescence or end of life issues for specific end products. Also, our products have a relatively long life span for a semiconductor company. Many products that were introduced over ten years ago are still being manufactured and sold today. Based on these factors, and the discussion regarding our supply constraints in our response to comment #1 above, we believe the inventory, less our reserves, on our balance sheets as of December 31, 2011 and March 31, 2012 is fully recoverable.

We evaluate recoverability of both current and long-term inventory on the same basis. The difference is in classification only and is based upon expected sales as a result of our current orders, backlog and forecast of future demand. Long-term inventory is inventory we expect to sell outside of one year from the balance sheet date.

Mr. Kevin L. Vaughn

Securities and Exchange Commission

July 3, 2012

Item 8. Financial Statements and Supplementary Data, page 29

Note 9. Income Taxes, page 46

3.	We note from page 46 that you attribute one of the differences between your statutory federal income tax rate and your effective income tax rate to a $1.1 million change in your state tax rate in fiscal 2011. Please revise future filings to explain material changes in your income taxes, including changes in your tax rates. Refer to FASB ASC 740-10-50-14.

Response: We will revise future filings to explain material differences between our statutory federal income tax rate and our effective income tax rate. For example, in response to the $1.1 million change you note above, we would include the following explanation:

The Company evaluated its state tax rate calculations as of December 31, 2011. During that review, due to changing laws in various states and a change in the allocation and apportionment calculations in connection with the Company’s activity in various states, the Company determined that the estimated state tax rate should be increased by 1.5%. At the beginning of 2011, the Company had temporary gross book/tax differences of approximately $70 million. The tax associated with these differences resulted in a $1.1 million change in our effective income tax rate.

Note 11. Segment and Geographic Concentration, page 49

4.	Please revise future filings to disclose the basis of attributing revenues from external customers to individual countries pursuant to paragraph 280-10-50-41(A) of the FASB Accounting Standards Codification.

Response: We will revise future filings to disclose the basis of how we attribute revenues from external customers to individual countries, which is based on the shipping destination for each product shipped.

Form 8-K Dated April 19, 2012

5.	We note that you present a non-GAAP measure, EBITDA. Please revise your disclosures in future Forms 8-K to label this as a non-GAAP measure and to include the disclosures required by Item 100(a) of Regulation G.

Response: In accordance with Item 100(a) of Regulation G, we will revise future filings and press releases where non-GAAP measures are used, including our Form 8-K, to describe them as non-GAAP measures and include a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP. For instance, this presentation will include a description of the definition of EBITDA and a reconciliation of EBITDA to net income for each period presented.

Mr. Kevin L. Vaughn

Securities and Exchange Commission

July 3, 2012

The Company hereby acknowledges:

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 8-K filings;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K filings; and

(c) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions in relation to the foregoing, please do not hesitate to contact the undersigned at (719) 481-7232.

We respectfully request that the Staff contact us at their earliest convenience with any additional comments or notice of no further comments.

Sincerely,

/s/ Gery E. Richards

Gery E. Richards

CFO and Principal Accounting Officer

cc:	Eric A. Balzer, CEO
John A. St. Clair, Esq.
Joe Adams, EKS&H